UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2025

Dao Chung Cheung
Chief Executive Officer and Director
Sonic Lighting, Inc.
19385 E. Walnut Drive North
City of Industry, CA 91748

Re: Sonic Lighting, Inc.
Draft Registration Statement on Form S-1
Submitted May 15, 2025
CIK No. 0002068074

Dear Dao Chung Cheung:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Cover Page

1. Please revise your cover page to disclose what percentage of the controlling stockholders' voting power will stem from the Series A Preferred Stock.

Corporate History and Structure, page 1

2. Please revise your corporate diagram to more clearly state the holdings of each of the stockholders and include both Common and Series A Preferred Stock. In this regard, we note your disclosure in that diagram that each of the founders holds "25% and [ ]% of common stock...." Please clarify whether the 25% held by each of the founders is Common Stock or Series A Preferred Stock.

Prospectus Summary
Our Business, page 1

3. Please elaborate on what distinguishes your automotive solutions as "superior" to your market competitors.

Risk Factors
Risks Related to Our Common Stock and this Offering
Our corporate actions will be substantially controlled by our Controlling Shareholder, Kit Wong..., page 17

4. Please revise your disclosure here and throughout the registration statement to clarify and consistently present the identity or identities of the controlling stockholder(s). For example, you state here that you have one controlling stockholder named Kit Wong, yet you state on pages ii and 72 that you have four controlling stockholders, none of whom are named Kit Wong. On your cover page, you only identify three controlling stockholders, and on page 72 you state that there are four holders of record for your Common Stock and one holder of record for your Series A Preferred Stock.

5. Revise this risk factor to disclose the percentage of outstanding shares that the controlling stockholders must keep to continue to control the outcome of matters submitted to stockholders for approval and that future issuances of Series A Preferred Stock may be dilutive to holders of Common Stock.

Business
Agency Sales Operations and Fulfilment Service, page 53

6. Please briefly summarize the terms of your agency agreements with third-party manufacturers, such as the general commission rates you receive.

Customers, page 57

7. We note your disclosure that your top five customers generated 64% of your sales revenue in 2024. Please summarize the general terms of your agreements with these customers and, to the extent any individual agreement with a customer is material, describe the material terms of that agreement and file it as an exhibit to the registration statement. See Item 601(b)(10) of Regulation S-K.

Management
Other Corporate Governance Matters, page 68

8. We note your disclosure here that you are a foreign private issuer and therefore are not subject to certain reporting obligations. As it appears you are not a foreign private issuer, please remove this disclosure.

Related Party Transactions, page 70

9. Revise this section to clarify that it includes all related party transactions since the beginning of the company's last two fiscal years. Refer to Instruction 2 to Item 404(d) of Regulation S-K.

Index to Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Agency income, page F-11

10. We note from your disclosure that you collect your accounts receivable from agency income monthly. This appears to be inconsistent with the disclosure on page 53 which states that you handle customer service and logistics for agency sales and you remit the proceeds of the sale to suppliers net of the commission you earned from the transaction. Please clarify or revise.

Please contact Aamira Chaudhry at 202-551-3389 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Taylor Beech at 202-551-4515 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Mengyi “Jason” Ye